December 18, 2024

Jing (Phil) Zhou
Chief Financial Officer
ECARX Holdings Inc.
5/F Building 1, Zhongteng Building
2121 Longteng Avenue
Zuhui District, Shanghai 200232
People's Republic of China

        Re: ECARX Holdings Inc.
            Form 20-F for the Year Ended December 31, 2023
            Response dated November 14, 2024
Dear Jing (Phil) Zhou:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology